SPECIAL INVITATION

Follow our conference call:

1st Quarter of 2012 Earnings Results

Itaú Unibanco Holding S.A. (BM&FBovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA:
ITUB4) is pleased to invite you to participate in our conference calls about the 1st quarter of
2012 earnings results.

The live webcast will be available at www.itau-unibanco.com/ir

Save the date: April 25, 2012

Access Code: Itau Unibanco
Portuguese: English:
Call in Portuguese:

•	08:30 AM (EST)
•	09:30 AM (Brasília time)
(55 11) 4688-6361

Call in English

•	10:00 AM (EST)
•	11:00 AM (Brasília time)
Toll-free from the US: (1-866) 262-4553
In Brazil: (55-11) 4688-6361
Other countries: (1-412) 317-6029
Pre
Presentation:
sentation:
Alfredo Egydio Setubal
Executive Vice President and IRO

Sérgio Ribeiro da Costa Werlang
Executive Vice President of Risk Control and Finance

Caio Ibrahim David
CFO (Chief Financial Officer)

Rogério Calderón
Corporate Controller & Head of Investor Relations

Marco Antunes
Accounting Director

Gustavo Henrique Penha Tavares
Itaú BBA - Director

The live webcast will be available at www.itau-unibanco.com/ir. The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until May 1, 2012, dial (55 11) 4688-6312. Access codes: 9657446# (call in Portuguese) and 2268435# (call in English). The slide presentation will be available for viewing and downloading on Wednesday morning. If you have any questions, please contact Ms. Sílvia Pinheiro at FIRB-Financial Investor Relations Brasil, at (55 11) 3500-5564 or silvia.pinheiro@firb.com.